Exhibit 3.4

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

DIGITAL ANGEL CORPORATION

Digital Angel Corporation (f/k/a Medical Advisory Systems, Inc.), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST:  That the Board of Directors of Digital Angel Corporation (the “Corporation”) duly adopted resolutions setting forth a proposed amendment to the Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and directing that the proposed amendment be submitted to the stockholders of the Corporation for approval.  The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Board of Directors of the Corporation hereby declares that it would be advisable to amend the Certificate of Incorporation of the Corporation by adding a new Article Ninth, as follows, and hereby directs that the proposed amendment be submitted to the stockholders of the Corporation for approval:

“NINTH:  The Corporation shall not take any of the following actions without the approval of the holders of 66.6% of the issued and outstanding common stock of the Corporation:

(i)            implementing a Bankruptcy Decision with respect to the Corporation or any of its direct or indirect subsidiaries if, at the time such Bankruptcy Decision is implemented or is to be implemented, (A) a Bankruptcy Decision has been made with respect to Applied Digital Solutions, Inc., a corporation organized under the laws of Missouri (“ADS”), or any of its direct or indirect subsidiaries, or (B) ADS is in default under or with respect to any obligation for borrowed money, including the Credit Documents, regardless of whether such default has been declared; and

(ii)           approving any issuance of Corporation Stock (or securities of any of its direct or indirect subsidiaries) or securities convertible into or exercisable for Corporation Stock (or securities of any of its direct or indirect subsidiaries), including options or warrants for Corporation Stock (or securities of any of its direct or indirect subsidiaries), for (A) non–cash consideration or (B) cash consideration of less than Fair Market Value.

For the purposes of items (i) and (ii) above, the following defined terms shall have the following meanings:

“Bankruptcy Decision” means, with respect to a specified entity, any of the following actions:  (i) filing any voluntary petition in bankruptcy on behalf of such entity, (ii) consenting to the filing of any involuntary petition in bankruptcy against such entity, (iii) filing any petition seeking, or consenting to, reorganization or relief under any applicable federal, state or foreign law relating to bankruptcy or insolvency, on behalf of such entity, (iv) consenting to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of such entity or a substantial part of the property of such entity, (v) making any assignment for the benefit of creditors on behalf of such entity, (vi) admitting in writing the inability of such entity to pay its debts generally as they become due, or (vii) taking any action by such entity in furtherance of any of the foregoing actions.

“Corporation Stock” means the common stock, par value $.005 per share, of the Corporation, and any stock into which such common stock shall have been changed, any stock resulting from any reclassification of such common stock, any other shares of stock issued or issuable with respect thereto (whether by way of a stock dividend or stock split or in exchange for or upon conversion of such shares or otherwise in connection with a combination of shares, recapitalization, merger, consolidation or other corporate reorganization), and all other stock of any class or classes (however designated) of the Corporation (or its successors) the holders of which have the right, without limitation as to amount, either to all or to a share of the balance of current dividends and liquidating dividends after the payment of dividends and distributions on any shares entitled to preference.

“Credit Agreement” means that certain Third Amended and Restated Term Credit Agreement, dated as of March 1, 2002, among IBM Credit Corporation, Digital Angel Share Trust and ADS.

“Credit Documents” means the Credit Agreement, the Guarantee (as defined in the Credit Agreement), and any security agreements, leases, instruments, documents, guarantees, schedules of assignment, contracts and similar agreements, including schedules, attachments, exhibits and ancillary documentation or other supporting documents, executed by or on behalf of each Borrower (as defined in the Credit Agreement), or any other Loan Party (as defined in the Credit Agreement), and delivered to Lender (as defined in the Credit Agreement), pursuant to the Credit Agreement or otherwise, and all amendments, supplements and other modifications to the foregoing from time to time.

“Fair Market Value” means, on any date specified, the average of the daily Market Price of a share of Corporation Stock during the 10 consecutive trading days before such date, except that, if on any such date the shares of Corporation Stock are not listed or admitted for trading on any national securities exchange or quoted in the over–the–counter market, Fair Market Value shall be the Market Price on such date.

“Market Price” means, on any date specified, an amount per share of Corporation Stock equal to (i) the last reported sale price of such common stock, regular way, on such date or, in case no such sale takes place on such date, the average of the closing bid and asked prices thereof regular way on such date, in either case as officially reported on the principal national securities exchange on which such Corporation Stock is then listed or admitted for trading, (ii) if such Corporation Stock is not then listed or admitted for trading on any national securities exchange but is designated as a national market system security by the NASD, the last reported trading price of the Corporation Stock on such date, (iii) if there shall have been no trading on such date or if the Corporation Stock is not so designated, the average of the closing bid and asked prices of the Corporation Stock on such date as shown by the NASD automated quotation system, or (iv) if such Corporation Stock is not then listed or admitted for trading on any national exchange or quoted in the over–the–counter market, the fair value thereof (as of a date which is within 10 days of the date as of which the determination is to be made) determined in good faith by the Corporation’s Board of Directors.”

SECOND:  That thereafter, pursuant to resolution of its Board of Directors, the proposed amendment was submitted to the stockholders of the Corporation and that the necessary number of shares required by statute consented to the adoption of the amendment by written consent pursuant to the provisions of Delaware General Corporation Law Section 228.

THIRD:  That prompt written notice of the adoption of the amendment to the Corporation’s Certificate of Incorporation was sent to all stockholders of record who had not consented in writing as provided in Delaware General Corporation Law Section 228(e).

FOURTH:  That said amendment was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, said Digital Angel Corporation has caused this certificate to be signed by Randolph K. Geissler, its President and James P. Santelli, its Secretary, this 26th day of March, 2002.

By:	/s/ Randolph K. Geissler
Name:	Randolph K. Geissler
President

ATTEST:
By:	/s/ James P. Santelli
Name:	James P. Santelli
Secretary